UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Dyne Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26818M108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26818M108

1.	Name of Reporting Persons MPM BioVentures 2018, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,614,943
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,614,943
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,614,943
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.2%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 26818M108

1.	Name of Reporting Persons MPM BioVentures 2018 (B), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 245,279
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 245,279
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 245,279
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.5%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 26818M108

1.	Name of Reporting Persons MPM Asset Management Investors BV2018 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 91,081
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 91,081
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,081
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 26818M108

1.	Name of Reporting Persons MPM BioVentures 2018 GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,860,222*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,860,222*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,860,222*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.7%
12.	Type of Reporting Person (See Instructions) PN

*

Consists of 4,614,943 shares held by MPM BioVentures 2018, L.P. (“BV 2018”) and 245,279 shares held by MPM BioVentures 2018(B), L.P. (“BV 2018(B)”). MPM BV BioVentures 2018 GP LLC (“BV 2018 GP”) and MPM BioVentures 2018 LLC (“BV 2018 LLC”) are the direct and indirect general partners of BV 2018 and BV 2018(B).

CUSIP No. 26818M108

1.	Name of Reporting Persons MPM BioVentures 2018 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,951,303*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,951,303*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,951,303*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.9%
12.	Type of Reporting Person (See Instructions) OO

*

Consists of 4,614,943 shares held by BV 2018, 245,279 shares held by BV 2018(B) and 91,081 shares held by MPM Asset Management Investors BV2018 LLC (“AM BV 2018 LLC”). BV 2018 GP and BV 2018 LLC are the direct and indirect general partners of BV 2018 and BV 2018(B). BV 2018 LLC is the manager of AM BV 2018 LLC.

CUSIP No. 26818M108

1.	Name of Reporting Persons Luke Evnin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,951,303*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,951,303*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,951,303*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.9%
12.	Type of Reporting Person (See Instructions) IN

*	Consists of 4,614,943 shares held by BV 2018, 245,279 shares held by BV 2018(B) and 91,081 shares held by AM BV 2018 LLC. The Reporting Person is a managing director of BV 2018 LLC.

CUSIP No. 26818M108

1.	Name of Reporting Persons Ansbert Gadicke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,951,303*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,951,303*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,951,303*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.9%
12.	Type of Reporting Person (See Instructions) IN

*	Consists of 4,614,943 shares held by BV 2018, 245,279 shares held by BV 2018(B) and 91,081 shares held by AM BV 2018 LLC. The Reporting Person is a managing director of BV 2018 LLC.

CUSIP No. 26818M108

1.	Name of Reporting Persons Todd Foley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,951,303*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,951,303*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,951,303*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.9%
12.	Type of Reporting Person (See Instructions) IN

*	Consists of 4,614,943 shares held by BV 2018, 245,279 shares held by BV 2018(B) and 91,081 shares held by AM BV 2018 LLC. The Reporting Person is a managing director of BV 2018 LLC.

CUSIP No. 26818M108

1.	Name of Reporting Persons Ed Hurwitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,951,303*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,951,303*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,951,303*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.9%
12.	Type of Reporting Person (See Instructions) IN

*	Consists of 4,614,943 shares held by BV 2018, 245,279 shares held by BV 2018(B) and 91,081 shares held by AM BV 2018 LLC. The Reporting Person is a managing director of BV 2018 LLC.

Item 1.

(a)	Name of Issuer

Dyne Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

80 Winter Street

Waltham MA 02451

Item 2.

(a)	Name of Person Filing

MPM BioVentures 2018, L.P.

MPM BioVentures 2018(B), L.P.

MPM Asset Management Investors BV2018 LLC

MPM BioVentures 2018 GP LLC

MPM BioVentures 2018 LLC

Luke Evnin

Ansbert Gadicke

Todd Foley

Ed Hurwitz

(b)	Address of Principal Business Office or, if none, Residence

c/o MPM Capital LLC

450 Kendall Street

Cambridge, MA 02142

(c)	Citizenship

All entities were organized in Delaware. The individuals are all United States citizens.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

26818M108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

MPM Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
BV 2018	4,614,943	4,614,943	0	4,614,943	0	4,614,943	10.2%
BV 2018(B)	245,279	245,279	0	245,279	0	245,279	0.5%
AM BV 2018 LLC	91,081	91,081	0	91,081	0	91,081	0.2%
BV 2018 GP(1)	0	0	4,860,222	0	4,860,222	4,860,222	10.7%
BV 2018 LLC(2)	0	0	4,951,303	0	4,951,303	4,951,303	10.9%
Luke Evnin(3)	0	0	4,951,303	0	4,951,303	4,951,303	10.9%
Ansbert Gadicke(3)	0	0	4,951,303	0	4,951,303	4,951,303	10.9%
Todd Foley(3)	0	0	4,951,303	0	4,951,303	4,951,303	10.9%
Ed Hurwitz(3)	0	0	4,951,303	0	4,951,303	4,951,303	10.9%

(1)	Consists of 4,614,943 shares held by BV 2018 and 245,279 shares held by BV 2018(B). BV 2018 GP and BV 2018 LLC are the direct and indirect general partners of BV 2018 and BV 2018(B).
(2)

Consists of 4,614,943 shares held by BV 2018, 245,279 shares held by BV 2018(B) and 91,081 shares held by AM BV2018 LLC. BV 2018 GP and BV 2018 LLC are the direct and indirect general partners of BV 2018 and BV 2018(B). BV 2018 LLC is the manager of AM BV2018 LLC.

(3)	Consists of 4,614,943 shares held by BV 2018, 245,279 shares held by BV 2018(B) and 91,081 shares held by AM BV2018 LLC. The Reporting Person is a managing director of BV 2018 LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021

MPM BIOVENTURES 2018, L.P.

By:	MPM BioVentures 2018 GP LLC,
its General Partner
By:	MPM BioVentures 2018 LLC,
Its Managing Member

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM BIOVENTURES 2018 (B), L.P.

By:	MPM BioVentures 2018 GP LLC,
its General Partner
By:	MPM BioVentures 2018 LLC,
Its Managing Member

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM ASSET MANAGEMENT INVESTORS BV2018 LLC

By:	MPM BioVentures 2018 LLC,
Its Manager

By:	/s/ Luke Evnin
Name:	Luke Evnin
	Title:	Managing Director

MPM BIOVENTURES 2018 GP LLC

By:	MPM BioVentures 2018 LLC,
Its Managing Member

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM BIOVENTURES 2018 LLC

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

By:	/s/ Todd Foley
Name:	Todd Foley

By:	/s/ Luke Evnin
Name:	Luke Evnin

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke

By:	/s/ Edward Hurwitz
Name:	Edward Hurwitz

EXHIBITS

A:	Joint Filing Agreement